Filed by Mylan Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mylan Inc.

Commission File No.: 1-9114

Filed by Mylan Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Mylan Inc. Commission File No.: 1-9114

Mylan Acquisition of

Abbott’s Non-U.S. Developed Markets Specialty and Branded Generics Business

July 14, 2014

Legal Matters

Forward Looking Statements

This presentation contains “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and may often be identified by the use of words such as “will”, “may”, “could”, “should,” “would”,

“project”, “believe”, “anticipate”, “expect”, “plan,” “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Such forward-looking statements include, without limitation, statements regarding the proposed acquisition of Abbott’s non-U.S. developed markets specialty and branded generics business (the “Assets”) by Mylan Inc. (“Mylan”), the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Mylan’s and the acquired business’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; changes in relevant tax and other laws; the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of approval of Mylan’s shareholders; the regulatory approvals required for the transaction not being obtained on the terms expected or on the anticipated schedule; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with GAAP and related standards or on an adjusted basis; the integration of the acquired business by Mylan being more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the transaction; the retention of certain key employees of the acquired business being difficult; Mylan’s and the acquired business’s expected or targeted future financial and operating performance and results; the combined company’s capacity to bring new products to market, including but not limited to where it uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing and outcome of any ongoing legal proceedings and the impact of any such proceedings on Mylan’s and the acquired business’s consolidated financial condition, results of operations or cash flows; Mylan’s and the acquired business’s ability to protect their intellectual property and preserve their intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in economic and financial conditions of Mylan’s business or the acquired business; uncertainties and matters beyond the control of management; and the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all and to successfully integrate the acquired business. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Securities and Exchange Commission (“SEC”). You can access Mylan’s Form 10-K through the

SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this presentation.

Legal Matters, cont’d

Non-GAAP Financial Measures

Non-GAAP financial measures should be considered only as a supplement to, and not as a substitute for or as a superior measure to, financial measures prepared in accordance with GAAP.

Additional Information and Where to Find It

In connection with the proposed acquisition of Abbott’s non-U.S. developed markets specialty and branded generics business (the

“Assets”) by Mylan, Mylan and New Mylan B.V., a wholly owned subsidiary of Mylan (“New Mylan”), intend to file relevant materials with the SEC, including a New Mylan registration statement on Form S-4 that will include a proxy statement of Mylan that also constitutes a prospectus of New Mylan. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEW MYLAN, THE ASSETS AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the proposed transaction. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents

(when they are available) can also be obtained free of charge from Mylan upon written request to Mylan at 724.514.1813 or investor.relations@mylan.com.

Participants in Solicitation

This presentation is not a solicitation of a proxy from any investor or shareholder. However, Mylan, New Mylan and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 10, 2014. This document can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The Right Next Strategic Transaction for Mylan

Compelling Strategic Fit

Enhances

Financial Flexibility for Future

Brings differentiated and attractive specialty and branded generics product portfolio

Further diversifies Mylan’s business and bolsters presence in non-U.S. geographies

Expands commercial platform in Mylan’s largest non-U.S. developed markets, building reach to physicians and patients Enhances infrastructure and expertise to maximize growth drivers (e.g. EpiPen® Auto-Injector, respiratory, biologics)

Expected to be approximately $0.25 accretive in first full year and increasing thereafter through 2018

Mylan expects to maintain double-digit revenue and EBITDA growth rates through 2018 on a pro-forma basis Strong cash flow, substantial balance sheet capacity and more competitive global tax structure at close creates significant additional financial flexibility for future opportunities

Positions Mylan for next phase of growth

Complements Mylan’s Organic Growth Plan

EpiPen® Health care Auto-solutions Injector

Expansion Injectables

PROTECT AND GROW THE CORE

Operating Core platform Business

EXECUTE ON OUR GROWTH DRIVERS

Complex

Respiratory products

Infectious Biologics Disease

Opportunity to accelerate target of at least $6.00 adjusted diluted EPS in 2018(1)

(1) Stated 2018 target; long-term targets beyond 2014 do not reflect Company guidance

A Differentiated Asset and Strong Strategic Fit

Diverse Geographic Footprint

Attractive Portfolio

Broad Infrastructure and Capabilities

Abbott’s specialty and branded generics business in non-U.S. developed markets

Strong presence across Europe, Japan, Canada, Australia and New Zealand

Diverse portfolio of more than 100 specialty and branded generic products in five major therapeutic areas

80% of 2013 sales concentrated in top 10 major markets ~90% specialty/branded generics and ~10% OTC

Includes novel and hard-to-manufacture products

Continued growth potential from patent-protected and off-patent products with no generic competitor

3,800 employees including ~2,000 sales representatives across more than 40 markets

2 high-quality manufacturing sites in Japan and France

Brings Attractive, Durable Branded Portfolio


Vaccines
Vaccine against seasonal flu
INFLUVAC
Other
Women's / Men's Health
Pregnancy / Infertility
Urology & Testosterone
AndroGel
femoston
Lamaline
Cardio-Metabolic
Hypertension (ARBs, CCBs, ACEIs, Others)
Dyslipidemia
Other (Arrhythmia)
TEVETEN
Tarka
OMACOR
LIPANTHYL
Isoptin SR
Gopten
Physiotens
CNS / Pain
Pain & fever
Migraine
Vertigo and Meniere's disease
sereupin
serc
EPIVAL
BRUFEN
30%
21%
17%
16%
7%
4%
5%
KLACID
CLARITHROMYCIN
Hokunalin
Anti-Infective / Respiratory
H. Pylori infections
Dyspnea assoc. with asthma, bronchitis
Duphalac
PREVACID
Creon
amitiza
lubiprostone
Dicetel
Gastro
Pancreatic Exocrine Insufficiency
Chronic Constipation
Irritable Bowel Syndrome
Acid Reflux Disorders
Liver Disease

2013A by Therapeutic Area

Mylan

7

Further Diversifies Mylan’s Business

Geographic Profile

Mylan Today Mylan + Abbott Assets

Rest of Rest of World World 16% 19%

North Europe 48% America

24% 60%

33%

North Europe America

Product Profile

Mylan Today Mylan + Abbott Assets

Specialty /

Specialty OTC Branded Gx 15% 2% 31%

67% Generics 85% Generics

Adds attractive specialty/branded generics business and access to physician channel in Mylan’s largest non-U.S. markets

Provides entry into OTC market

Mylan is Right Partner to Optimize this Asset

Mylan brings greater strategic focus, experience operating with speed and agility across different market types, and a more efficient global operating platform to this business

~$1.9 billion in run-rate revenues at transaction close through 2018

Expect flat revenue through 2018 through enhanced focus, operational excellence and powerful infrastructure

Expect approximately $600 million in adjusted annualized EBITDA, growing at mid- to high-single digits through 2018 by realizing operational efficiencies

Adjusted EBITDA margins expected to grow from low 30% range to ~40% through 2018

Substantially Greater Cash Financial Flexibility

~$20B Cash Capital financial flexibility(1) allocation post acquisition $15B Cash financial flexibility(1)

M&A Incremental

pre acquisition

borrowings

Share repurchases Incremental borrowings Operating Debt Operating cash flow Repayment cash flow pre R&D pre R&D

R&D

CapEx

>30%

2014e-2018e(2) 2014e-2018e(2) 2014e-2018e(2)

Principles and priorities

Continue to acquire assets to complement our current platform

Return cash to stakeholders

Repay debt

Share repurchase

Continue to invest in complex products and bolstering operating platform

While maintaining investment-grade credit profile

Assuming a 4:1 gross debt/EBITDA ratio

Long-term targets beyond 2014 do not reflect company guidance

Leveraging the One Mylan Platform

Potential to distribute portfolio across customer channels: Selling One Mylan around the world

Well positioned to manage this portfolio for the long-term through strength in both Rx and pharmacy

Expertise operating across market types and rapidly adapting to changing market conditions

Opportunity to leverage commercial best practices and operating platform

Expansive, global, vertically-integrated operating platform brings greater control over COGS, supply chain efficiencies

One Mylan

Driving Results Through Enhanced Critical Mass and Existing Operational Excellence

Doubles Mylan’s Presence in its Largest

Non-U.S. Markets

Top Existing Pro Forma 2013A Sales Mylan Market vs. Standalone

Total Europe 1.8x

France 1.3x Italy 1.9x UK & Ireland 1.7x Spain 2.6x Germany 2.0x Benelux 1.4x Nordics 1.5x

Portugal 2.3x

Greece 4.8x

Switzerland/Austria 4.9x

All Central and Eastern 7.1x Europe

Canada 2.6x Japan 2.4x Australia/New Zealand 1.4x

Source: Abbott materials

Expected to approx. double Mylan’s revenues in Mylan’s next ten largest non-U.S. markets

Provides strong presence in the branded/generic marketplace in Central and Eastern Europe

Abbott Assets’ 2013A Sales

CEE

Japan 14% 19% Other Europe 11% UK / 13% Italy 4% Ireland Germany 5%

5% 12%

Australia / 7% Canada 10% New Spain France Zealand

Enhances Commercial Platform and Creates Critical Mass Across All Channels

- Significantly **enhances Mylan's commercial platform and capabilities** in key non-U.S. markets, particularly Europe
  - Abbott assets bring an **active sales organization in more than 40 markets** (~2,000 sales representatives and ~500 marketing employees) enhancing Mylan's reach with physicians and patients
  - Complements and expands presence in retail stores and pharmacies – key commercial outlets in Western and Central/Eastern Europe



Canada:
Abbott = ~140
Mylan = ~40
Europe:
Abbott = ~1,300
Mylan = ~650
Japan:
Abbott = ~560
Mylan/Pfizer
Australia / NZ:
Abbott = ~100
Mylan = ~65

Salesforce Presence in Selected Markets

Mylan Seeing is believing

13

Creates Enhanced Commercial Platform to

Maximize Growth Drivers

Specialty/

EpiPen ® Respiratory Biologics Other Complex Auto-Injector Products

Increases potential to enhance performance of EpiPen® Auto-Injector

Strong commercial capabilities and specialty infrastructure expected to de-risk the launch of future complex products that require touch points across all sales channels, medical affairs efforts and marketing expertise (e.g. generic Advair®/Seretide, Combo, biologics)

Avoids the cost of future planned commercial build out to support growth drivers

Transaction Overview

Terms

Approvals

Timing

Multiples

Mylan to acquire Abbott’s non-U.S. developed markets specialty and branded generics pharmaceutical business in an all-stock transaction

Abbott to receive 105 million New Mylan shares, implied $5.3 billion in value at announcement

Following close, Abbott to indirectly own ~21% of New Mylan

Combined company to be organized in the Netherlands

Transaction subject to Mylan shareholder approval and regulatory clearances

Expected closing in Q1 2015

$Million(1) Multiple

Revenue $1,900 2.8x

Adj. EBITDA $ 600 8.8x

(pre-operational efficiencies)

Adj. EBITDA $ 800 6.6x

(PF for $200 million operational efficiencies)

(1) Through 2018

Transaction Structure

Abbott’s non-U.S. developed markets specialty

Abbott CARVE OUT Mylan Inc. and branded generics business

All-stock deal with Abbott to receive 105 million Mylan shares

Mylan N.V.

New public company organized in the Netherlands

Listed on NASDAQ as MYL

Led by current Mylan leadership team

Headquartered in Pittsburgh

Mylan Shareholders: Abbott: ~21%(1) ~79%(1)

(1)	Pro Forma shares outstanding

Financially Compelling Transaction

Expect combined revenues of approximately $10 billion and $3 billion of EBITDA

Expected to be approximately $0.25 accretive in first full year and increasing thereafter through 2018

In excess of $200 million in pre-tax operational efficiencies by end of year three

- Driven by ability to maximize assets in Mylan’s operational infrastructure and strategic focus

Potential for significant revenue synergies

Expect to lower Mylan’s tax rate to approximately 20-21% in first full year and high teens thereafter

ROIC expected to exceed 10% in year one and expected to increase

Opportunity to accelerate target of at least $6.00 adjusted diluted EPS in 2018(1)

(1)	Stated 2018 target; targets beyond 2014 do not reflect Company guidance

Substantial Financial Firepower for

Future Opportunities

Combined adjusted EBITDA of approximately $3 billion at transaction close

Significant cash flows

Strong balance sheet at ~2.3x leverage at transaction close

Highly leverageable infrastructure

More competitive global tax structure strengthens position and helps accelerate future growth

At close Mylan expects to have significant financial flexibility for future opportunities

Proven Track Record

Successfully executed carve-out transactions including Merck Generics and Agila

Delivered acquisition synergies in excess of $350 million from Merck Generics transaction – well ahead of target

Fully integrated global operational platform post acquisitions of Matrix, Merck Generics and Agila

Repatriated manufacturing ~80% of product portfolio now produced internally

Adjusted diluted EPS growth

(2)

(1) For CY 2008, adjusted EPS was calculated using net income after the preferred dividend and with a denominator of approximately 304 million shares; 3Q 2008 and 4Q 2008 adjusted EPS were calculated using net income before the preferred dividend but with a denominator of 458 million shares, which assumed the conversion of preferred stock into 153 million shares (2) Stated 2018 target; long-term targets beyond 2014 do not reflect company guidance. (3) Growth rate based on 2013 actual adjusted EPS and 2014 guidance midpoint new standards in health care

Mylan

Seeing is believing